January 13, 2017

VIA EDGAR

Megan Miller
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
City National Rochdale High Yield Alternative Strategies Master Fund LLC (File No. 811‑21963) (the “Master Fund”); City National Rochdale High Yield Alternative Strategies Fund TEI LLC (File No. 811-21964) (the “TEI Fund”); City National Rochdale High Yield Alternative Strategies Fund LLC (File No. 811‑21965) (the “HYAS Fund”); and City National Rochdale Structured Claims Fixed Income Fund LLC (File No. 811–22358) (the “Structured Claims Fund,” and together with the Master Fund, the TEI Fund and the HYAS Fund, the “Registrants”)

Dear Ms. Miller:

On behalf the Registrants, we are filing this letter to respond in writing to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) to us as representatives of the Registrants by telephone on December 15, 2016 in connection with the Staff’s review under the Sarbanes‑Oxley Act of 2002 of (i) the March 31, 2016 annual reports filed with the Commission on June 8, 2016 on Form N-CSR for the Master Fund, the TEI Fund and the HYAS Fund, and (ii) the September 30, 2016 annual report filed with the Commission on December 6, 2016 on Form N-CSR for the Structured Claims Fund.  Below are the Staff’s comments and the Registrants’ responses thereto.  Capitalized terms used herein but not defined shall have the same meaning assigned to them in the relevant annual report(s).

1.	Comment:	With respect to the Master Fund, please confirm that there are no unfunded commitments that should be disclosed per ASC 820-10-50-6A(c) and Regulation S-X 6.04(15).

Response:	The Master Fund so confirms.

2.	Comment:	With respect to each of the Registrants, per the requirements in ASC 946‑10‑50‑1, please disclose in future financial statements that the Registrants follow the accounting and reporting guidance for investment companies.

Morgan, Lewis & Bockius LLP

One Federal Street	+1.617.341.7700
Boston, MA 02110-1726	+1.617.341.7701
United States

U.S. Securities and Exchange Commission
January 13, 2017

Response:	The Registrants will include this disclosure in future financial statements.

3.	Comment:	With respect to each of the Registrants, the Staff noted that the amount of fees and expenses that have been waived and/or reimbursed by the Adviser are subject to repayment to the Adviser in certain circumstances. The disclosure notes that the repayment may be made within three years after the fiscal year in which the Adviser incurred the expense. It is the Staff’s position that any recapture of a fee waived or expense reimbursed should occur within three years of the specific waiver or reimbursement, or if the recapture term is longer than that, the Registrant should book a contingent liability. The disclosure notes that there is no such liability booked. Please justify the term allowed to recapture the waived fee or reimbursed expense without booking a contingent liability.

Response:
As discussed in Note 3 of each of the Registrant’s Notes to Consolidated Financial Statements, the Registrants will not reimburse the Adviser for previously waived fees and/or reimbursed expenses if a Registrant’s total annual operating expenses exceed the expense limits in effect at the time the expenses are to be reimbursed or at the time these payments are proposed.  As further discussed in Note 3, due to the uncertainty of whether a Registrant’s total annual operating expenses would in the future be below the expense limits in effect at the time of reimbursement or payment, the Registrants did not book a contingent liability.

4.	Comment:	With respect to the Master Fund, the TEI Fund and the HYAS Fund, the certifications required by Form N-CSR are dated before the audit opinion and letter of internal controls. Are the principal executive officer and principal financial officer comfortable certifying financial statements before the audit is complete?

Response:
The Master Fund, the TEI Fund and the HYAS Fund note that the certifications required by Form N-CSR were inadvertently executed a few days prior to the dates of each fund’s audit opinion and letter of internal controls, and further note that the each fund’s audit was complete as of the date on which the principal executive officer and principal financial officer executed the certifications required by Form N-CSR.  Going forward, the Master Fund, the TEI Fund and the HYAS Fund will ensure that the certifications required by Form N-CSR are executed on or after the date of each fund’s audit opinion and letter of internal controls.

5.	Comment:	With respect to the Master Fund, please disclose in future financial statements the acquisition dates for restricted securities and ensure all disclosures required by Article 12-12(6) of Regulation S-X for restricted securities are included.

U.S. Securities and Exchange Commission
January 13, 2017

Response:	The Master Fund will disclose acquisition dates for restricted securities and any other required disclosures for restricted securities in future financial statements.

6.	Comment:	With respect to the HYAS Fund, please explain what the amount “Due to Adviser” on the Statement of Assets and Liabilities represents.

Response:
The “Due to Adviser” line item on the HYAS Fund’s Statement of Assets and Liabilities represents a one-month adjustment to the amount available for recapture by the Adviser under the fund’s expense reimbursement arrangement.

7.	Comment:	With respect to the Structured Claims Fund, the Staff notes that part of the fund’s distribution to shareholders was a return of capital. Please confirm that the fund complied with the shareholder notice requirements of Rule 19a-1 under the 1940 Act.

Response:
The Structured Claims Fund notes that both its registration statement and shareholder reports contain disclosure informing shareholders that distributions to shareholders are expected to normally consist of both interest income and return of capital due to the fact that the Portfolio Note held by the Structured Claims Fund is paid on an amortized basis.  Shareholders of the Structured Claims Fund are provided statements, on a quarterly basis, as well as Schedule K-1s, on an annual basis, which inform such shareholders of the source of any distributions made during the prior quarter/year.  Distributions are typically made monthly.  Going forward, the Structured Claims Fund will ensure that any distributions from any source other than the fund’s net income are accompanied by a Rule 19a-1 notice.

8.	Comment:	With respect to the Master Fund and the Structured Claims Fund, please disclose in future financial statements the share class held for each fund’s investment in First American Government Obligation Fund.

Response:	The Master Fund and the Structured Claims Fund will include this disclosure in future financial statements.

The Registrants acknowledge that the adequacy and accuracy of the disclosure in their shareholder report filings is the responsibility of the Registrants.  In addition, the Registrants acknowledge that any comments or changes to disclosure in their shareholder report filings provided by the Commission Staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the shareholder report filings.  The Registrants also represent that they will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (617) 341-7787 should you have any additional questions or comments.

U.S. Securities and Exchange Commission
January 13, 2017

Sincerely,

/s/ Kenneth R. Earley

Kenneth R. Earley

cc:          Michael Gozzillo, City National Rochdale, LLC
Mitchell Cepler, CPA, City National Rochdale, LLC